

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2015

Timothy J. Gallagher
Chief Financial Officer
Genesee & Wyoming Inc.
20 West Avenue
Darien, Connecticut 06820

  Re: Genesee & Wyoming Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    File No. 001-31456

Dear Mr. Gallagher:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure